FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC.
ANNOUNCES
Q3 and YTD FISCAL 2005 RESULTS

Q3 US Dollar Gross Revenue grows 35%
Q3 Net Loss of $0.04 US per share
YTD Net Loss of $0.03 US per share

VANCOUVER, CANADA, January 13, 2006, LEADING BRANDS, INC. (NASDAQ Capital Market: LBIX), North America’s only fully integrated premium beverage company, announces results for the third quarter and the first nine months of its fiscal year, both of which ended November 30, 2005.

Gross revenue for the quarter was $9,556,000 US [$11,265,000 Cdn] versus $7,058,000 US [$8,777,000 Cdn] the prior year, a US dollar increase of 35%. The Company’s net loss for the third quarter was $551,000 US [$649,000 Cdn] or $0.04 US [$0.04 Cdn] per share, versus a net loss of $434,000 US [$539,000 Cdn] or $0.03 US [$0.04 Cdn] per share in the prior fiscal year.

Year to date gross revenue was $30,108,000 US [$36,507,000 Cdn] versus $27,553,000 US [$36,220,000 Cdn] the prior year, an increase of more than 9%. The Company reported a net loss for the first nine months of the year of $409,000 US [$471,000 Cdn] or $0.03 US [$0.03 Cdn] versus a net income of $475,000 US ($677,000 Cdn) or $0.03 US [$0.04 Cdn] per share in the first nine months of the prior fiscal year.

The difference in net income, when comparing both the quarter and year to date performance, is directly attributable to increases in sales and marketing costs – particularly grocery chain slotting fees. The increased sales and marketing expenses were necessarily invested to support the North American-wide launch of the Company’s TrueBlue® blueberry brand. The Company has adopted a policy of expensing all grocery chain slotting fees over a twelve-month period and those expenses were a material cost in both the Q3 and YTD results.

Leading Brands Chairman and CEO Ralph McRae said: “If you add back our increase in spending on sales and marketing, Q3 was a much improved financial result over the same period last year. Most importantly, we are seeing material sales growth resulting from these efforts. We now have more than 10,000 chain grocery stores either carrying or committed to TrueBlue®. That listing base is increasing every month. TrueBlue® is now available across Canada and in 40 U.S. states. That is quite an accomplishment in just one year.”

Mr. McRae continued: “During the quarter we also experienced increased volumes in our bottling plants and in the Canadian distribution of our licensed brands, particularly Hansen’s Monster Energy® and Fiji Water®. Year to date EBITDA was $786,000 US [$987,000 Cdn].”

Mr. McRae concluded: “So far this fiscal year we have committed to approximately $1,200,000 US in listing fees that are being expensed over a 12 month period. We will continue to incur those costs as we expand distribution of our brands, but as they become fully amortized we should see increasing net contribution from customers that have carried our brands for more than a year.”

In conjunction with this release, you are invited to listen to the Company’s conference call, which will be held on Friday, January 13, 2006, at 8:00 am Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

                    1-416-641-6715

The Company will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue™, TREK® Sports Drink, Soy2O®, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, Brand X Originals®, Infinity™ Sparkling Mountain Spring Water and Cool Canadian® Mountain Spring Water.

Safe Harbor.
The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements which are not historical facts are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. Reliance should not be placed on these forward-looking statements, which reflect the views of our directors and management as at the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

We Build Brands™
©2006 Leading Brands, Inc.

This news release is available at www.LBIX.com

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS) AND DEFICIT
(UNAUDITED)

(EXPRESSED IN CANADIAN DOLLARS)

	Three months	Three months	Nine months	Nine months
	ending	ending	ending	ending
	November 30	November 30	November 30	November 30
	2005	2004	2005	2004

Gross sales	$ 11,265,126	$ 8,776,718	$36,506,578	$ 36,220,233
Less: Discounts, allowances and rebates	(479,991)	(240,350)	(1,171,038)	(797,086)
Net sales	10,785,135	8,536,368	35,335,540	35,423,147

Expenses (Income)
Cost of sales	7,752,784	6,336,228	24,576,519	24,881,824
Selling, general & administration expenses	3,424,782	2,508,504	9,739,464	8,367,022
Depreciation and amortization	286,632	310,154	852,715	917,658
Interest expense	105,739	102,707	304,571	306,349
Other expense (income)	31,900	32	32,084	(884,932)
Total Expenses	11,601,837	9,257,625	35,505,353	33,587,921

Net income (loss) before taxes	(816,702)	(721,257)	(169,813)	1,835,226

Income tax – current		5,142		4,738
Income tax - provision future income tax	167,324	176,692	(301,593)	(1,162,898)
Net income (loss)	(649,378)	(539,423)	(471,406)	677,066

Deficit, beginning of period,
as previously reported	(25,868,793)	(25,636,604)	(26,046,765)	(25,735,980)
Adjustment for change in accounting for
stock-based compensation	-	-	-	(1,117,113)
Accumulated deficit, beginning of period,
as restated	(25,868,793)	(25,636,604)	(26,046,765)	(26,853,093)

Deficit, end of period	($ 26,518,171)	($ 26,176,027)	($ 26,518,171)	($ 26,176,027)

EARNINGS (LOSS) PER SHARE
Basic	($0.04)	($0.04)	($0.03)	$0.04
Diluted	($0.04)	($0.04)	($0.03)	$0.04

Weighted average number of shares outstanding	15,075,069	15,042,807	15,059,469	15,041,042

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS) AND DEFICIT
(UNAUDITED)

(EXPRESSED IN UNITED STATES DOLLARS)

	Three months	Three months	Nine months	Nine months
	ending	ending	ending	ending
	November 30	November 30	November 30	November 30
	2005	2004	2005	2004

Gross sales	$ 9,556,435	$ 7, 057,509	$30,107,593	$ 27,552,994
Less: Discounts, allowances and rebates	(407,186)	(193,270)	(970,605)	(610,286)
Net sales	9,149,249	6,864,239	29,136,988	26,942,708

Expenses (Income)
Cost of sales	6,576,844	5,095,069	20,276,730	18,945,884
Selling, general & administration expenses	2,905,312	2,017,131	8,046,950	6,393,623
Depreciation and amortization	243,155	249,400	703,798	702,881
Interest expense	89,701	82,589	251,515	234,572
Other expense (income)	27,061	26	27,214	(664,936)
Total Expenses	9,842,073	7,444,215	29,306,207	25,612,024

Net income (loss) before taxes	(692,824)	(579,976)	(169,219)	1,330,684

Income tax - current	-	4,135	-	3,835
Income tax – provision future income tax	141,944	142,081	(239,326)	(859,514)
Net income (loss)	(550,880)	(433,760)	(408,545)	475,005

Deficit, beginning of period,
as previously reported	(17,592,423)	(17,451,636)	(17,734,758)	(17,524,051)
Adjustment for change in accounting for
stock-based compensation	-	-	-	(836,350)
Accumulated deficit, beginning of period,
as restated	(17,592,423)	(17,451,636)	(17,734,758)	(18,360,401)

Deficit, end of period	($18,143,303)	($ 17,885,396)	($18,143,303)	($ 17,885,396)

EARNINGS (LOSS) PER SHARE
Basic	($0.04)	($0.03)	($0.03)	$0.03
Diluted	($0.04)	($0.03)	($0.03)	$0.03
Weighted average number of shares outstanding	15,075,069	15,042,807	15,059,469	15,041,042